Investment Office (916) 795-3400 phone (916) 796-2842 fax www.calpers.ca.gov

March 26, 2012

Dear Graco Inc. Shareowner:

SUPPORT PROPOSAL #6 TO PROVIDE FOR MAJORITY VOTE IN DIRECTOR ELECTIONS

We would be grateful for your support of Proposal #6 at the Graco Inc. April 20, 2012 annual general meeting. On record date February 21, 2012 CalPERS owned approximately 207,761 shares of Graco common stock. As a significant long-term shareowner of Graco, we ask that you support our non-binding shareowner proposal asking the Board of Directors to amend the Company’s articles of incorporation and/or bylaws to provide that director nominees be elected by the affirmative vote of a majority of the votes cast, and a plurality vote standard be retained for contested director elections.

MAJORITY VOTE STANDARD TRENDS

Plurality voting is rapidly being replaced with majority voting in uncontested director elections. Approximately 80% of the companies in the S&P 500 and 60% of the companies in the Russell 1000 have adopted some form of majority voting – an indication of the current direction of good corporate governance.

STRONG SHAREOWNER SUPPORT FOR REFORM IN 2010 & 2011

Similar CalPERS proposals have been submitted in 2010 and 2011 at Graco with the request to adopt a majority voting standard – the proposal received support from over 63 percent of the voting shares in 2010 and over 70 percent in 2011.

PLEASE SUPPORT PROPOSAL #6

We ask that you vote FOR proxy proposal #6, our request that Graco take the steps necessary to institute a majority-voting requirement for the election of directors.

Thank you for your support on this very important issue.

Sincerely,

Anne Simpson

Senior Portfolio Manager, Investments

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. Please do not send CalPERS your proxy card, but return it to Graco Inc. using the instructions provided in the Company proxy material.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165. Should you have other proposal specific questions please feel free to contact Todd Mattley, CalPERS Investment Officer at Todd_Mattley@calpers.ca.gov or 916-795-0565.

CalPERS Public Employees’ Retirement System Shareowner Alert